UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 2 August, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 2 August, 2017

ING posts 2Q17 net result of EUR 1,371 million

ING records continued commercial growth and further progress on accelerating Think Forward strategic priorities

•	ING grew retail customer base in 1H17 by 700,000 to 36.5 million, and primary relationships increased by 400,000 to 10.1 million
•	Net core lending in 2Q17 increased by EUR 6.4 billion; net customer deposit inflow amounted to EUR 5.3 billion

ING 2Q17 underlying pre-tax result of EUR 1,992 million; ING declares interim cash dividend of EUR 0.24 per ordinary share

•	Strong result reflects volume growth at resilient margins, higher commission income and a gain on the sale of an equity stake
•	ING Group 2Q17 four-quarter rolling ROE was 10.8%; ING Group fully loaded common equity Tier 1 (CET1) ratio stable at 14.5%

CEO statement
"At ING, we are passionate about providing a differentiating experience to our customers, who are at the heart of everything we do," said Ralph Hamers, CEO of ING Group. "Banking and technology keep changing faster and faster. We keep pace by continuously adapting and improving to meet customers' needs, and we aim to exceed their expectations. Our strategy drives our consistent and sustainable growth, as evidenced by the strong increase in our worldwide customer base in the first six months of the year to 36.5 million, of which 10.1 million are considered primary customers."

"Innovation is in our DNA and our diverse capabilities in this area constantly enhance the customer experience. During the second quarter of 2017, we introduced the 'Banking to go' app in Germany which includes new technologies that make banking easier and more personal. 'Banking to go' was co-created by a team from Germany and the Netherlands, using customer feedback. The app demonstrates how countries and teams are uniting across ING to meet our ambition to provide a uniform customer experience in all of our markets, anywhere and anytime. This goal of uniting services is also reflected in our vision of ING for the future: offering a single, borderless digital platform with a clear and easy experience wherever you are in the world. A platform where ING products and services are supplemented by third-party offerings, and where all of our customers' financial needs can be satisfied."

"During the second quarter, we made important strides in establishing the internal operational framework for our digital transformation. We also realised further progress on our commercial ambitions, with EUR 6.4 billion of net core lending growth at stable margins, despite aggressive competition in some of our markets, and a EUR 5.3 billion increase in net customer deposits. In the second quarter of 2017, ING Group's underlying pre-tax result was EUR 1,992 million, driven by the continued volume growth at resilient interest margins, higher commission income and a one-time gain on the sale of an equity stake in the real estate run-off portfolio. Operating expenses remained under control, supported by the benefits from ongoing cost-saving initiatives, but they edged up higher due to a one-off legal provision related to a business that was discontinued in Luxembourg around the year 2000. On a four-quarter rolling basis, ING Group's underlying return on equity improved to 10.8% from 8.8% a year ago."

"ING Group's fully loaded CET1 ratio remained strong at 14.5% at the end of June 2017. We are committed to maintaining a capital position in excess of prevailing fully loaded requirements and to providing an attractive return to shareholders. In the second quarter, we reserved EUR 0.9 billion of the quarterly net profit for future dividend payments, as we did with the first-quarter net profit. Today, we declare an interim cash dividend of EUR 0.24 per ordinary share over the first half of 2017, which is equal to the amount paid over the first half of 2016."

"Our second-quarter performance confirms that the core elements of our strategy are as relevant as ever in the fast-changing worlds of banking and technology, and that we are able to execute steadily on our priorities. We're on the right track to achieve our strategic milestones while continuing to support our growing customer base as we build the bank of the future."

Further information
All publications related to ING's 2Q17 results can be found at www.ing.com/2q17, including a video with Ralph Hamers. The video is also available on YouTube. Additional financial information is available at www.ing.com/qr:

•	ING Group historical trend data (PDF, XLS)
•	ING Group analyst presentation (PDF, also available via SlideShare)

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Investor conference call, Media conference call and webcasts
Ralph Hamers, Koos Timmermans and Steven van Rijswijk will discuss the results in an Investor conference call on 2 August 2017 at 9:00 a.m. CET. Members of the investment community can join the conference call at +31 20 341 8255  (NL), +44 203 365 3209  (UK) or +1 866 349 6092  (US) and via live audio webcast at www.ing.com.

Ralph Hamers, Koos Timmermans and Steven van Rijswijk will also discuss the results in a media conference call on 2 August 2017 at 11:00 a.m. CET. Journalists are welcome to join the conference call via +31 20 531 5871  (NL) or +44 203 365 3210  (UK). The Media conference call can also be followed via live audio webcast at www.ing.com.

Investor enquiries
T: +31 20 576 6396
E: investor.relations@ing.com

Press enquiries
T: +31 20 576 5000
E: media.relations@ing.com

ING Profile
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World) where ING is among the leaders in the Banks industry group.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

ING Group's annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union ('IFRS-EU'). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2016 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/cc450b1c-0921-455b-8c39-052e1068de80

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated:2 August, 2017